Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-182197

American Express Credit Corporation
$800,000,000

2.125% Fixed Rate Senior Notes Due July 27, 2018

Terms and Conditions

Issuer:		American Express Credit Corporation
Security Type:		Medium Term Notes, Series E
Ranking:		Senior, Unsecured
Expected Ratings(1):	Moody’s: Standard & Poor’s: Fitch:	A2 (Stable Outlook) A- (Stable Outlook) A+ (Stable Outlook)
Trade Date:		July 24, 2013
Settlement Date:		July 29, 2013 (T+3 days)
Maturity Date:		July 27, 2018
Aggregate Principal Amount:		$800,000,000
Benchmark Treasury:		1.375% due June 30, 2018
Benchmark Treasury Price and Yield:		100-01¼; 1.367%
Re-offer Spread to Benchmark:		+78 bps
Re-offer Yield:		2.147%
Coupon:		2.125%
Public Offering Price:		99.896%
Underwriters’ Commission:		0.350%
Net Proceeds:		$796,368,000 (before expenses)
Interest Payment Dates:

Interest on the notes is payable on the 27th of each January and July, beginning January 27, 2014 (short first coupon). If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day

Day Count:		30/360
Early Redemption:		The notes may not be redeemed prior to maturity
Listing:		The notes will not be listed on any exchange
Minimum Denominations / Multiples:		Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:		0258M0DJ5
ISIN:		US0258M0DJ59
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc.	Deutsche Bank Securities Inc. Wells Fargo Securities, LLC
Co-Managers:	ANZ Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.	nabSecurities, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
Junior Co-Managers:	CastleOak Securities, L.P. Lebenthal & Co., LLC	Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

Incorporation of certain documents by reference

This term sheet hereby incorporates by reference the document set forth below:

Filings of American Express Credit Corporation (SEC File No. 001-06908)	Date

Current Report on Form 8-K	July 23, 2013

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, Citigroup Global Markets Inc. at (800) 831-9146, Deutsche Bank Securities Inc. at (800) 503-4611 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.